FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

November 16, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	FreeSeas Inc. (the “Registrant”)

Registration Statement on Form F-1/A
File No. 333-184455

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-184455) (the “Registration Statement”), of FreeSeas Inc. We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on Tuesday, November 20, 2012, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please verbally confirm that event with our counsel, Broad and Cassel, by calling Nina Gordon at (561) 218-8856.

The Registrant acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Ms. Gordon if you have any questions regarding this request.

Very truly yours,

/s/ Ion G. Varouxakis

Ion G. Varouxakis
President and Chief Executive Officer